UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 12, 2024

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2024

Record revenues of $112 million; Q4 revenue guidance of ~$115 million, up 30% YoY, primarily driven by High Performance Computing applications

MIGDAL HAEMEK, Israel – November 12, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the third quarter, ended September 30, 2024.

Highlights of the third quarter of 2024

•	Record revenues of $112.3 million, a 40% year-over-year (YoY) increase;

•	GAAP operating income of $29.6 million (up 56% YoY) and non-GAAP operating income of $34.2 million (up 56% YoY), representing operating margins of 26.4% and 30.6%, respectively;

•	GAAP net income of $32.7 million and non-GAAP net income of $37.0 million; and

•	Strong positive operating cash flow of $35.8 million.

Forward-Looking Expectations

Management expects revenues in the fourth quarter of 2024 of approximately $115 million, which would represent a 30% increase over revenues in the fourth quarter of 2023, with sequential growth in Q1 2025.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I am very pleased with the results of the third quarter and especially happy with the positive response to the introduction of our new product in September, the Eagle G5, as reflected by the $20 million orders announced last week. We recently introduced to certain key customers an additional new and advanced platform for the next generation of Advanced Packaging for which we have already received initial orders.

“Looking ahead, the demand in the HPC segment remains healthy. We expect the overall contribution of HPC to our business this year to be around 50% and expect it to be a major growth driver in 2025 as well. We also see an increased demand for a wide range of other applications.”

Continued Mr. Amit, “Based on our current order flow, backlog, and pipeline, our revenue guidance for the fourth quarter is around $115 million dollars. Given our guidance for the fourth quarter, 2024 is expected to be a record year for Camtek with revenue around $427 million, which would represent 35% growth YoY.”

Third Quarter 2024 Financial Results

Revenues for the third quarter of 2024 were $112.3 million. This compares to third quarter 2023 revenues of $80.5 million, a year-over-year growth of 40%.

Gross profit on a GAAP basis in the quarter totaled $55.9 million (49.7% of revenues), an increase of 43% compared to a gross profit of $39.0 million (48.5% of revenues) in the third quarter of 2023.

Gross profit on a non-GAAP basis in the quarter totaled $57.1 million (50.8% of revenues), an increase of 45% compared to a gross profit of $39.4 million (49.0% of revenues) in the third quarter of 2023.

Operating income on a GAAP basis in the quarter totaled $29.6 million (26.4% of revenues), an increase of 56% compared to an operating income of $19.1 million (23.7% of revenues) in the third quarter of 2023.

Operating income on a non-GAAP basis in the quarter totaled $34.2 million (30.4% of revenues), an increase of 54% compared to $22.2 million (27.6% of revenues) in the third quarter of 2023.

Net income on a GAAP basis in the quarter totaled $32.7 million, or $0.67 per diluted share, an increase of 48% compared to net income of $22.1 million, or $0.46 per diluted share, in the third quarter of 2023.

Net income on a non-GAAP basis in the quarter totaled $37.0 million, or $0.75 per diluted share, an increase of 47% compared to a non-GAAP net income of $25.2 million, or $0.51 per diluted share, in the third quarter of 2023.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of September 30, 2024, were $488.7 million compared to $453.9 million as of June 30, 2024. During the third quarter, the Company generated an operating cash flow of $35.8 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Tuesday, November 12, 2024, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_b54LkdsSS4KNojb_vrH76w

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;  the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; and those other factors discussed in our Annual Report on Form 20-F as published on March 21, 2024, as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2024	2023
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	99,292	119,968
Short-term deposits	273,350	215,250
Marketable securities	26,839	18,816
Trade accounts receivable, net	70,749	87,300
Inventories	104,941	85,905
Other current assets	25,049	19,548

Total current assets	600,220	546,787

Long-term deposits	6,000	21,000
Marketable securities	83,188	73,576
Long-term inventory	11,309	9,023
Deferred tax asset, net	2,642	2,642
Other assets, net	2,034	1,370
Property, plant and equipment, net	47,418	41,987
Intangible assets, net	14,258	16,937
Goodwill	74,345	74,345

Total non- current assets	241,194	240,880

Total assets	841,414	787,667

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	44,160	42,187
Other current liabilities	69,451	54,487

Total current liabilities	113,611	96,674

Long-term liabilities
Deferred tax liabilities, net	5,388	7,541
Other long-term liabilities	10,911	10,473
Convertible notes	197,651	196,831
	213,950	214,845

Total liabilities	327,561	311,519

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2024 and at December 31, 2023;
47,480,007 issued shares at September 30, 2024 and 46,993,998 at December 31, 2023;
45,387,631 shares outstanding at September 30, 2024 and 44,901,622 at December 31, 2023	177	176
Additional paid-in capital	211,229	200,389
Accumulated other comprehensive income (loss)	1,532	129
Retained earnings	302,813	277,352
	515,751	478,046
Treasury stock, at cost (2,092,376 shares as of September 30, 2024 and December 31, 2023)	(1,898)	(1,898)

Total shareholders' equity	513,853	476,148

Total liabilities and shareholders' equity	841,414	787,667

Consolidated Statements of Operations

(in thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	311,941	226,685	112,340	80,470	315,375
Cost of revenues	160,122	118,840	56,484	41,462	167,742

Gross profit	151,819	107,845	55,856	39,008	147,633

Research and development costs	27,916	23,428	9,770	7,756	31,470
Selling, general and administrative expenses	47,134	36,224	16,440	12,187	50,751
	75,050	59,652	26,210	19,943	82,221

Operating profit	76,769	48,193	29,646	19,065	65,412

Financial income, net	16,994	16,536	6,370	5,672	22,218

Income before income taxes	93,763	64,729	36,016	24,737	87,630

Income tax expense	(8,257)	(6,887)	(3,273)	(2,679)	(8,998)

Net income	85,506	57,842	32,743	22,058	78,632

Net income per ordinary share:	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	1.86	1.30	0.71	0.49	1.76

Diluted net earnings per share	1.75	1.20	0.67	0.46	1.63

Weighted average number of ordinary shares outstanding (in thousands):

Basic	45,912	44,614	46,016	44,728	44,725

Diluted	49,333	48,682	49,437	48,965	48,863

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	85,506	57,842	32,743	22,058	78,632

Acquisition of FRT related expenses (1)	4,684	-	650	-	4,550
Share-based compensation	10,723	9,657	3,614	3,137	12,525
Non-GAAP net income	100,913	67,499	37,007	25,195	95,707

Non–GAAP net income per diluted share	2.05	1.39	0.75	0.51	1.96
Gross margin on GAAP basis	48.7%	47.5%	49.7%	48.5%	46.8%
Reported gross profit on GAAP basis	151,819	107,845	55,856	39,008	147,633
Acquisition of FRT related expenses (1)	5,192	-	610	-	3,492
Share-based compensation	1,602	1,196	596	389	1,591
Non- GAAP gross profit	158,613	109,041	57,062	39,397	152,716
Non-GAAP gross margin	50.8%	48.1%	50.8%	49.0%	48.4%

Reported operating income attributable to Camtek Ltd. on GAAP basis	76,769	48,193	29,646	19,065	65,412
Acquisition of FRT related expenses (1)	6,527	-	928	-	5,406
Share-based compensation	10,723	9,657	3,614	3,137	12,525
Non-GAAP operating income	94,019	57,850	34,188	22,202	83,343

(1) During the nine-month period ended September 30, 2024, the Company recorded acquisition-related expenses of $4.7 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $1.8 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.9 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.8 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended September 30, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2023, the Company recorded acquisition expenses of $4.5 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $2.2 million. This amount was recorded under cost of revenues line item. (2) $0.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) Inventory write-off of $0.9 million recorded under costs of revenues line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) Acquisition expenses of $1.7 million recorded under general and administrative expenses line item. (6) $0.9 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.